NOWTRANSIT INC
Manchester
20, Ayres Road
England, M16 9NB

December 26, 2019

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549

Reference:	Nowtransit Inc
Registration Statement on Form S-1
Filed on: December 6, 2019
File No. 333-234487

Dear Sir/Madam,

In response to your letter dated December 17, 2019, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 04, 2019:

Jumpstart Our Business Startups Act, page 4

1.  We note from your revised disclosure in response to prior comment 1 that you have elected not to take advantage of the benefits of the extended transition period. Please revise disclosures throughout your filing to be consistent with this decision. In this regard, remove statements indicating that your financial statements may not be comparable to other public companies, and disclose that this decision is irrevocable. Refer to Question 13 of the Generally Applicable Questions on Title I of the JOBS Act available on our website at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-igeneral. htm.

RESPONSE:  We have revised disclosures and removed statements indicating that our financial statements may not be comparable to other public companies, and disclosed that this decision is irrevocable.

Please direct any further comments or questions directly to :

Ivan Homici
+441618841268
ivan.homici@protonmail.com

Sincerely,

/s/ Ivan Homici
Ivan Homici, CEO